Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE EXTRAORDINARY GENERAL MEETING
OF APRIL 23, 2014

DATE, TIME AND PLACE: On April 23, 2014 at 3:00 p.m. in the auditorium of  the Centro Empresarial Itaú Unibanco at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras in the city and state of São Paulo.

CHAIR: Claudia Politanski – President; Leila Cristiane Barboza Braga de Melo – Secretary.

QUORUM: Stockholders representing more than 90% of the common shares and more than 5% of the preferred shares of the capital stock of the Company.

CONVENING NOTICE: Published in Valor Econômico on April 2 (p. C1), 3 (p. C2)  4, 2014 (p. C1), and in the Diário Oficial do Estado de São Paulo on April 2 (p. 42), 3 (p. 68) and 4, 2014 (p. 100).

RESOLUTIONS ADOPTED:

1.         Stockholders were advised that the drafting of these minutes would be in summarized format.

2.         Approval was given to the publication of the minutes omitting the signatures of the stockholders pursuant to Article 130, Paragraph 1 of Law 6.404/76. The waiving of the reading of the documents relating to the agenda was also authorized since said documents had already been widely disclosed to the Stockholders and the Market.

3.         Approval was given to the proposal submitted by the Board of Directors to amend the Company’s Stock Option Plan (“Itaú Unibanco Plan”) in order to institute an exception to the rule restricting the encumbrance, by the beneficiaries of partners’ stock options, of the underlying shares to their investment, this restriction being lifted only in cases for guaranteeing loans from third party banks for the  acquisition of these shares, the said third party banks to have been preapproved by the Company’s People Committee, and consequently, the wording of the Itau Unibanco Plan in item 6.1 (b) being modified and a new item 6.2 being included.

3.1.         In light of the above alteration, the existing items 6.2 and 6.3 of the Itaú Unibanco Plan were renumbered as 6.3 and 6.4, respectively.

4.         Finally, the Itaú Unibanco Plan was consolidated in order to record the above amendments and now worded pursuant to the text initialed by the presiding officials.

EXTRAORDINARY GENERAL MEETING OF ITAÚ UNIBANCO HOLDING S.A. OF APRIL 23, 2014 AT 3:00 P.M.

QUORUM FOR THE RESOLUTIONS: The resolutions were adopted on a majority vote.

FILED DOCUMENTS: Filed at the registered offices of the Company and certified by the Chair of the Meeting: the Proposal of the Board of Directors of March 20, 2014 and the Votes cast by the Company’s Stockholders.

CONCLUSION: With the work of the meeting concluded, these minutes, having been drafted, read and approved, were signed. São Paulo (SP), April 23, 2014. (signed) Claudia Politanski – President; Leila Cristiane Barboza Braga de Melo – Secretary.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer

Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

PLAN FOR GRANTING STOCK OPTIONS

1. PLAN’S OBJECTIVE AND GUIDELINES

Itaú Unibanco Holding S.A. (“ITAÚ UNIBANCO”) institutes a Stock Option Plan (PLAN) for the purpose of integrating officers and members of the Board of Directors of ITAÚ UNIBANCO and its controlled companies (“MEMBERS OF MANAGEMENT” or “MEMBER OF MANAGEMENT”, as the case may be) and highly qualified employees or with high potential or performance (“EMPLOYEES” or “EMPLOYEE”, as the case may be) in the process of ITAÚ UNIBANCO’s medium and long-term development, permitting them to participate in the increased value that their work and dedication has added to the shares representing the capital of the ITAÚ UNIBANCO.

1.1.	The stock options will provide their respective holders with the right to subscribe preferred shares of ITAÚ UNIBANCO’s authorized capital stock pursuant to the conditions of the PLAN.

1.2.
At ITAÚ UNIBANCO’s discretion, the exercising of the options may correspond to a sale of  shares held in treasury for further placement, applying for all effects the same discipline as called for in the  PLAN.

1.3	Each stock option shall give the right to subscribe one share.

1.4.	The rules and operating procedures with respect to the PLAN shall be governed by the People Committee, reporting to the Board of Directors of ITAÚ UNIBANCO for the purposes of this PLAN (“COMMITTEE”).

2. BENEFICIARIES OF THE STOCK OPTIONS

It shall be incumbent on the COMMITTEE to periodically designate the MEMBERS OF MANAGEMENT and/or EMPLOYEES of ITAÚ UNIBANCO to whom stock options shall be granted in the quantities it specifies.

2.1.	Stock options may also be granted to highly qualified individuals on being hired by ITAÚ UNIBANCO or its controlled companies.

2.2.	The stock options shall be personal, inalienable and not transferable, except by succession causa mortis.

2.3.
It shall be incumbent on the COMMITTEE’s president to apprise the Board of Directors of the decision to grant stock options. The Board of Directors may modify such decisions at the first subsequent meeting of this body. This not being the case, the options granted by the COMMITTEE may be deemed to have been confirmed.

COMPANY'S STOCK OPTIONS PLAN CONSOLIDATED AT THE
EXTRAORDINARY GENERAL MEETING OF ITAÚ UNIBANCO HOLDING S.A. OF APRIL 23, 2014 AT 3:00 P.M.

3. CONDITIONS AND ANNUAL LIMIT FOR GRANTING STOCK OPTIONS

3.1.	Stock options shall only be granted relative to the fiscal years in which sufficient profit has been recorded to permit the distribution of the mandatory dividend to the stockholders.

3.2.
The total number of options to be granted in each fiscal year shall not exceed the limit of 0.5% (one half per cent) of the total shares of ITAÚ UNIBANCO that the majority and minority stockholders hold on the baseline date of the closing balance sheet of the same fiscal year.

3.2.1.
Should in a certain year, the quantity of stock options granted be less than the limit of 0.5% of the total shares, the difference may be added to the stock option grant in any one of the 7 (seven) subsequent fiscal years.

3.2.2.	Pursuant to item 2.1, the grants for account of those options remaining from a given fiscal year, may be issued under the conditions of any of the series for that particular fiscal year.

4. QUANTIFICATION AND CHARACTERISTICS OF THE STOCK OPTIONS

4.1.
The COMMITTEE shall decide the total quantity of options to be granted in relation to each fiscal year at its discretion, segmenting the total lot of stock options to be granted in series, establishing the characteristics of each series, particularly the strike price (item 6), the expiry date (item 7) and the vesting period (item 8).

4.2.	The COMMITTEE, at its discretion, may establish rules complementary to those of the PLAN.

5. PRORATA DISTRIBUTION OF THE OPTIONS AMONG THE MEMBERS OF MANAGEMENT AND EMPLOYEES

5.1.
The COMMITTEE shall select the MEMBERS OF MANAGEMENT and EMPLOYEES to whom the stock options shall be granted and establish the quantity of stock options of each series to be received by each one, taking into account, at its exclusive criterion, performance of those eligible for the corresponding fiscal year, the compensation already received for the same fiscal year and other parameters considered appropriate.

6. STRIKE PRICE

6.1.	The strike price, to be paid to ITAÚ UNIBANCO, shall be established by the COMMITTEE upon granting the stock option and may be determined on the basis of one of the following parameters:

(a)
Simple Options: to set the strike price of the options in general, the COMMITTEE shall consider the average of the prices for ITAÚ UNIBANCO’s preferred shares on the days the BM&FBOVESPA S.A. Securities, Commodities and Futures Exchange was open for business, in the last three months of the year prior to the grant, also allowing an adjustment of up to 20% more or less than the said average prices of the preferred shares. Prices established in this way shall be restated up to the last business day of the month prior to the exercising of the option at the IGP-M inflation index, or in the absence of this, by the index which the COMMITTEE shall so designate, being paid within a term equal to that for the settlement of operations on the BM&FBOVESPA S.A. Securities, Commodities and Futures Exchange (“BM&FBOVESPA”).

COMPANY'S STOCK OPTIONS PLAN CONSOLIDATED AT THE
EXTRAORDINARY GENERAL MEETING OF ITAÚ UNIBANCO HOLDING S.A. OF APRIL 23, 2014 AT 3:00 P.M.

(b)
Partner’s options: the strike price of these options corresponds to the obligation of the MEMBER OF MANAGEMENT or the EMPLOYEE to invest in shares of ITAÚ UNIBANCO or an instrument linked to these shares, part or all of the net participation in the profits and results which  he/she has received with respect to the preceding year, and maintaining title to these shares unaltered and without any type of encumbrance, with the exception of the situation described in item 6.2, as from the date of the grant until  exercising. The COMMITTEE may determine additional requirements in order to establish the strike price of the partners’ options.

6.2.
The ADMINISTRATOR or EMPLOYEE may pledge the shares underlying the investment to which item 6.1 (b) refers, solely for the purpose of constituting a guarantee for  contracting finance from third party banks which have been previously approved by the COMMITTEE for the purpose of these investments, contingent on the parameters contained in the said item not being infringed.

6.3.
The aforementioned shares (item 6.1, b) may be acquired from the treasury of ITAÚ UNIBANCO, or again, at the discretion of the COMMITTEE, through another mechanism which results in the equivalent effects to the acquisition of shares and the counterpart in the form of options. In the event of acquisition, this may be in the form of ADRs (American Depositary Receipts, each one representing a preferred share of ITAÚ UNIBANCO negotiated on the New York Stock Exchange). The  COMMITTEE shall set the acquisition price for these shares, equivalent to the average price for the shares of ITAÚ UNIBANCO on the BM&FBOVESPA in the 30 days which precede the setting of the said price.

6.4.	The acquired shares shall be entitled to dividends and other income as if they had been purchased on the same date through the BM&FBOVESPA S.A or the New York Stock Exchange.

7. STOCK OPTIONS EXPIRY DATE

The options shall carry a term which the COMMITTEE shall set on granting them, being automatically extinguished at the end of the period.

7.1.
The term of each stock option series shall begin on the date of the respective issue and expire at the end of a period which may vary between the minimum of 5 years and the maximum of 10 years, as from the date of the grant of the issue.

COMPANY'S STOCK OPTIONS PLAN CONSOLIDATED AT THE
EXTRAORDINARY GENERAL MEETING OF ITAÚ UNIBANCO HOLDING S.A. OF APRIL 23, 2014 AT 3:00 P.M.

7.2.
The term of the stock options shall be extinguished ipso jure if their respective holders  resign or their holders’ labor contract with ITAÚ UNIBANCO and/or its controlled companies is terminated. The MEMBERS OF MANAGEMENT’s stock options shall be extinguished on the date on which they cease to exercise their functions whether due to resignation or at the initiative of the body which elected them. In the case of an EMPLOYEE, extinguishment shall occur on the date that the relative labor contract is rescinded. The COMMITTEE may, at its exclusive discretion, establish other circumstances under which options may be extinguished, including events with respect to future performance of the MEMBER OF MANAGEMENT and/or EMPLOYEE.

7.3.
Extinguishment pursuant to item 7.2 shall not occur should termination occur simultaneously with the election of the EMPLOYEE to the position as a MEMBER OF MANAGEMENT of ITAÚ UNIBANCO or its controlled companies, or if the MEMBER OF MANAGEMENT assumes another statutory position with ITAÚ UNIBANCO  or its controlled companies.

7.4.	The COMMITTEE may, exceptionally and respecting the criteria established in the internal charter, determine the non-extinguishment of the options in the circumstances set forth in item 7.2.

7.5.	Should the holder of the stock options die, the successors may exercise them up to expiry (item 7.1).

8. EXERCISING OF THE STOCK OPTIONS

8.1.	Without limitations to the expiry period (item 7), the options may only be exercised once the vesting period has terminated and outside the blackout periods stipulated by the COMMITTEE (Item 8.4).

8.2.	The COMMITTEE shall establish the vesting period for each series on the date of issue, such period varying from 1 and 7 years, as from the date of issue.

8.3.	The vesting period shall extinguish upon the death of the holder of the options.

8.4.	Under justified circumstances such as major market fluctuations or legal and regulatory restrictions, the COMMITTEE may suspend the exercising of the options.

8.5.	The holder of more than one series of exercisable options may exercise all or only some such options, either totally or partially.

9. QUANTITATIVE RESTATEMENT OF THE STOCK OPTIONS

In order to preserve the purpose of the PLAN (item 1), the quantities of stock option grants and still not exercised, or their strike price, may be restated upwards or downwards when the level of ITAÚ UNIBANCO’s share price on the BM&FBOVESPA changes significantly due to decisions taken by ITAÚ UNIBANCO’s Board of Directors or General Stockholders’ Meeting with respect to (a) a stock split or reverse stock split or stock dividends; (b) the issue of a large quantity of shares for increasing the capital stock; (c) distribution of dividends, interest on capital and/or cash bonuses, in exceptionally large amounts; (d) mergers, incorporation, spin-off or acquisition of the control of large companies; (e) other actions of a similar nature and relevance.

COMPANY'S STOCK OPTIONS PLAN CONSOLIDATED AT THE
EXTRAORDINARY GENERAL MEETING OF ITAÚ UNIBANCO HOLDING S.A. OF APRIL 23, 2014 AT 3:00 P.M.

9.1.	The COMMITTEE shall deliberate on the restatements and shall implement them once ratified by the Board of Directors.

10. AVAILABILITY OF SHARES

10.1.
The availability of the shares which the MEMBER OF MANAGEMENT or EMPLOYEE shall subscribe through the exercising of the option may be subject to additional restrictions in accordance with resolutions adopted by the COMMITTEE.

10.2.
The restriction in relation to the availability of the shares obtained through the exercising of the option shall be recorded in the form and for the purposes pursuant to Article 40. Law 6,404 of December 15 1976.

11. OMISSIONS

It shall be incumbent on the COMMITTEE to decide cases not covered by the PLAN, ad referendum of the Board of Directors.
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